SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 14D-9 (Rule 14d-101) Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934
SAPIENT CORPORATION (Name of Subject Company)
SAPIENT CORPORATION (Names of Persons Filing Statement)
Common Stock, par value $0.01 per share (Title of Class of Securities)
803062108 (CUSIP Number of Class of Securities)
Joseph A. LaSala, Jr.
Senior Vice President, General Counsel and Secretary
Sapient Corporation
131 Dartmouth Street
Boston, MA 02116
(617) 621-0200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Faiza J. Saeed, Esq.
Eric L. Schiele, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition (the “Acquisition”) of Sapient Corporation (the “Company”) by Publicis Groupe S.A., a French société anonyme (“Parent”), and 1926 Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) entered into by and among the Company, Merger Sub and Parent on November 1, 2014.

•	Exhibit 99.1: Investor Presentation materials dated November 3, 2014
•	Exhibit 99.2: Transcript of Investor Conference Call occuring on November 3, 2014
•	Exhibit 99.3: Transcript of Alan J. Herrick’s video presentation to Company employees occuring on November 3, 2014
•	Exhibit 99.4: Alan J. Herrick’s letter to Company employees dated November 3, 2014
•	Exhibit 99.5: Sapient LinkedIn posting dated November 3, 2014
•	Exhibit 99.6: SapientNitro Facebook post dated November 3, 2014
•	Exhibit 99.7: SapientNitro LinkedIn posting dated November 3, 2014
•	Exhibit 99.8: SapientNitro Twitter post dated November 3, 2014
•	Exhibit 99.9: Sapient Global Markets Facebook post dated November 3, 2014
•	Exhibit 99.10: Sapient Global Markets LinkedIn posting dated November 3, 2014

Notice to Investors

The tender offer for the outstanding common stock of Sapient has not yet commenced.  This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of Sapient.  The solicitation and offer to buy common stock of Sapient will only be made pursuant to an Offer to Purchase and related materials.  At the time the tender offer is commenced, Publicis Groupe S.A. and 1926 Merger Sub Inc. will file a tender offer statement on Schedule TO with the SEC and Sapient will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.  Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC when they become available, carefully and in their entirety because they will contain important information, including the terms and conditions of the tender offer.  Investors may obtain a free copy of the Solicitation/Recommendation Statement and other documents (when available) that Sapient files with the SEC at the SEC’s website at www.sec.gov, or free of charge from Sapient at www.sapient.com or by directing a request to Sapient at dridlon@sapient.com.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this announcement regarding the proposed transaction, the expected timetable for completing the proposed transaction, future financial and operating results, future capital structure and liquidity, benefits of the proposed transaction, general business outlook and any other statements about the future expectations, beliefs, goals, plans or prospects of the board or management of the Company constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “forecast,” “objective,” “plan,” or “targets” and other similar expressions) are intended to identify forward-looking statements. There are a number of factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to obtain requisite regulatory approvals, the tender of a majority of the outstanding shares of common stock of Sapient and the satisfaction of the other conditions to the consummation of the proposed transaction; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers and customers; and the other factors and financial, operational and legal risks or uncertainties described in the Company’s public filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and subsequent Quarterly Reports on Form 10-Q, as well as the tender offer documents to be filed by Publicis Groupe S.A. and the Solicitation/Recommendation Statement to be filed by Sapient. Sapient disclaims any intention or obligation to update or revise any forward-looking statements as a result of developments occurring after the date of this document except as required by law.